Exhibit 99.1

Annual Meeting of Shareholders of

PETRO-CANADA

April 29, 2008

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations Section 11.3

1.	The following directors were elected to hold office until the next Annual Meeting of Shareholders or until their successors are appointed:

	Votes for	Percent	Votes Withheld	Percent

Ron A. Brenneman	280,435,167	99.62	1,068,191	0.38
Gail Cook-Bennett	279,540,362	99.30	1,962,996	0.70
Claude Fontaine	279,489,653	99.28	2,013,705	0.72
Paul Haseldonckx	280,481,091	99.64	1,022,267	0.36
Thomas E. Kierans	279,544,403	99.30	1,958,955	0.70
Brian F. MacNeill	279,516,070	99.29	1,987,288	0.71
Maureen McCaw	280,434,573	99.62	1,068,785	0.38
Paul D. Melnuk	280,466,766	99.63	1,036,592	0.37
Guylaine Saucier	279,761,504	99.38	1,741,854	0.62
James W. Simpson	280,469,756	99.63	1,033,602	0.37
Daniel Valot	280,434,823	99.62	1,068,535	0.38
2.	Deloitte & Touche LLP, Chartered Accountants, was appointed to serve as Petro-Canada’s independent auditors until the next Annual Meeting of Shareholders, with the directors to fix its remuneration:

Votes for	Percent	Votes Withheld	Percent

280,528,868	99.65	974,488	0.35

Anyone wishing additional information may contact Investor Inquiries at (403) 296-4040; fax (403) 296-3061 or by email at investor@petro-canada.ca

/s/ Hugh L. Hooker
Hugh L. Hooker
Chief Compliance Officer, Corporate
Secretary, Associate General Counsel